

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2012

Via E-mail
Mr. Gregory C. Brown
Executive Vice President and General Counsel
PCEC (GP) LLC
515 South Flowers St., Suite 4800
Los Angeles, California 90071

> **Re:** **Pacific Coast Oil Trust**
> **Pacific Coast Energy Company LP**
> **Amendment Nos. 1 and 2 to Registration Statement on Form S-1**
> **Filed February 10, 2012 and February 17, 2012**
> **File No. 333-178928**

Dear Mr. Brown:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, Amendment No. 1, filed February 10, 2012

General

1. We remind you of prior comments 1, 3, 4, 5, 7, 12, 15 and 21 from our letter dated February 3, 2012 and will look for your revisions in future amendments. In addition, please note that comments, if any, to your confidential treatment request with respect to certain exhibits will be forthcoming under separate cover.

Prospectus Summary, page 1

Underlying Properties, page 3

2. The histogram for the Underlying Properties' "…estimated average daily production and decline rates of total proved reserves attributable to 80% of proved developed reserves

and 25% of proved undeveloped reserves…" discloses estimated 2013 production to be 1062.5 MBOE (=365 days x 2911 BOEPD). Your supplemental spreadsheet – which presents the Pacific Coast Oil Trust's net proved reserves - indicates 2013 production is 612 MBOE (with no proved undeveloped property production) or 58% of Underlying Properties' production. Please amend your document to clarify with step by step narrative your methodology in estimating the Trust's net proved reserves. Include disclosure of the Trust's net proved oil and gas reserves and the Trust's net proved undeveloped oil and gas reserves.

Key Investment Considerations, page 4

3.   We note your response to prior comment 8 from our letter dated February 3, 2012. You disclose that original oil in place, or OOIP, is merely an "indication of the size of a hydrocarbon reservoir" and is not an indication of reserves or the quantity of oil that is likely to be produced. The Instruction to Item 1202 states, however, that a registrant cannot disclose estimates of oil and gas resources, other than reserves, or any estimated values of such resources, in any publicly filed document. Please delete this disclosure.

Projected Cash Distributions to Trust Unitholders, page 13

4.   We note that the "Underlying Properties sales volumes, net to the trust" of 1026.9 MBOE for the 12 months ending May 31, 2013 differs from the 589.6 MBOE in your supplemental spreadsheet for the same period. Please amend your document to clarify the calculation steps for Trust's estimated net production. This comment applies also to the similar disclosure on page 45.

Beneficial Ownership of PCEC, page 39

5.   We note your response to prior comment 14 from our letter dated February 3, 2012. In note (b) to the table, certain owners have disclaimed beneficial ownership in shares held by the Greenhill Funds, except to their pecuniary interest therein. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). Please revise to disclose who has voting and/or investment power over all securities listed.

Projected Cash Distributions, page 41

6.   We note your response to prior comment number 16 from our letter dated February 3, 2012. We believe that the timing and amount of expected distributions are important considerations for investors, and that information demonstrating the ability to make planned distributions is necessary for investors to make an informed investment decision. This information is typically presented in the form of projections prepared for periods that correspond to the periods for which distributions will be made. As you

intend to make monthly distributions, we believe that projections prepared on a monthly basis would be appropriate. To the extent that you believe that an alternative presentation would provide investors with sufficient (equivalent) information regarding your ability to make planned distributions, please provide us with a description of such alternative presentations, including the basis for your belief that it provides an appropriate basis for investors to make an informed investment decision.

The Underlying Properties, page 50

7.   We note the tabular disclosure of proved reserves attributable to the underlying properties and to the trust. Please amend your document to clarify with step by step narrative your methodology in estimating the Trust's net proved reserves. Include disclosure of the net proved oil and gas reserves and the net proved developed oil and gas reserves for the Underlying Properties and for the Trust.

Orcutt Diatomite, page 52

8.   We note your statement, "[a] Diatomite formation has very high porosity (up to 70%) but very low permeability…." Please provide technical support for the 70% porosity figure or delete it.

Changes in Proved Undeveloped Reserves, page 59

9.   Your reserve table on page 59 indicates a 45% increase in PUD reserves during 2010. Item 1203(b) of Regulation S-K requires the disclosure of material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves. Please amend your document to present the material changes to the disclosed proved undeveloped reserves due to extensions and discoveries, acquisition/divestiture, revision, improved recovery as well as those due to conversion to proved developed status for 2010 and 2011. This comment applies also to the reserves disclosure on page PCEC F-34.

Description of the Trust Agreement, page 72

Dispute Resolution, page 76

10.   We note your disclosure that any dispute, controversy or claim that may arise between PCEC and the trustee relating to the trust will be submitted to binding arbitration. We also note that Article XI of your Amended and Restated Trust Agreement states that:

        The Trust Unitholders, Trustee and PCEC agree that…any dispute, controversy or claim that may arise between or among PCEC (on the one hand) and the Trust or the Trustee (on the other hand) in connection with or otherwise relating to the Transaction Documents to which the Trust (or the Trustee as trustee of the Trust) is a party…(including, without limitation, claims based on contract, tort or statute), shall be finally, conclusively and exclusively settled by binding arbitration in Los Angeles, California…The Trust Unitholders, the Trustee (for itself and on behalf of the Trust) and PCEC hereby expressly waive their right to seek remedies in court, including, without limitation, the right to trial by jury, with respect to any matter subject to arbitration pursuant to this Article XI.

Please describe to us the impact this provision would have on the ability of trust unitholders to seek remedies outside the arbitration process. In your response, please be sure to address the impact on those persons who purchase trust units in the initial public offering with respect to any disputes or claims relating to the federal securities laws.

Pacific Coast Oil Trust Unaudited Pro Forma Financial Statements

Notes to Unaudited Pro Forma Financial Statements

Note 4. Income from Net Profits Interest, page F-10

11.   Expand the disclosure under this note to explain why total direct operating expenses as presented here do not agree to PCEC historical operating costs as shown on page PCEC F-5.

Financial Statements of Pacific Coast Energy Company LP

Notes to Consolidated Financial Statements

Supplemental Information, page PCEC F-31

Supplemental Reserve Information, page PCEC F-32

12.   We note the expanded disclosure provided in response to prior comment number 29 from our letter dated February 3, 2012. While this disclosure indicates that prices used to calculate reserve increased during the annual periods presented, it does not explain that this is the primary cause of the increase in reserves. Further revise this disclosure to include an appropriate explanation of significant changes in your reserves. See FASB ASC paragraph 932-235-50-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandy Eisen at (202) 551-3864 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Sean T. Wheeler
        Latham & Watkins LLP